April 13, 2007
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Subject:	Alkermes, Inc. Form 10-K for the Year Ended March 31, 2006 Filed June 14, 2006 File No. 001-14131
Dear Mr. Rosenberg:
        We are requesting a further extension of time to file our response to the matter addressed in your letter dated March 7, 2007. We request an extension to respond on or before April 27, 2007, in lieu of our initial request to respond on or before April 13, 2007. We would appreciate the extension, which will allow us to formulate a more thorough response to your question.
        If you have any questions with regard to this correspondence, please contact me at (617) 583-6127.
Sincerely,

/s/ James M. Frates
James M. Frates Chief Financial Officer and Treasurer